
June 7, 2024

George Rapp
Chief Financial Officer
Princeton Bancorp, Inc.
183 Bayard Lane
Princeton, NJ 08540

      Re: Princeton Bancorp, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2023
          Form 8-K filed on April 25, 2024
          File No. 001-41589

Dear George Rapp:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 1. Business
Lending Activities, page 6

1.   We note your disclosure on page 6 that commercial real estate and multifamily loans comprise 73.8% of your total loan portfolio as of December 31, 2023. Given the significance of these loans in your total loan portfolio, please revise your disclosure, in future filings, to further disaggregate the composition of these loans into owner occupied and non-owner occupied, borrower type (e.g., small office buildings, strip shopping centers, multi-family, etc.), geographic concentrations, and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor's understanding of these loans. In addition, in future filings describe the specific details of any risk management policies, procedures, or underwriting considerations undertaken by management to minimize risks related to your commercial loans, including any taken in response to the current environment.

Form 8-K filed on April 25, 2024

Exhibit 99.1, page 11

2.   We note that you present several non-GAAP measures in your filing, including a non-GAAP efficiency ratio, return on average tangible equity, tangible book value per common share, and tangible equity to tangible assets. In future filings, please include a reconciliation to the most directly comparable GAAP measure for all non-GAAP measures provided. In addition, please disclose the reasons why management believes these non-GAAP measures provide useful information to investors and other disclosures required by Item 10(e) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jee Yeon Ahn at 202-551-3673 or Michael Henderson at 202-551-3364 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance